Exhibit 99.1

CORPORACION AMERICA AIRPORTS REPORTS FIRST QUARTER 2024 RESULTS

Passenger traffic up 2.6% YoY, or 4.3% adjusting for Natal discontinuation

Consolidated Revenues, ex-IFRIC12 up 12.4% YoY

Adjusted EBITDA ex-IFRIC12 of $163.2 million; margin up 1.5pp to 41.7%

Luxembourg, May 22, 2024— Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”) one of the leading private airport operators in the world, reported today its unaudited, consolidated results for the three-month period ended March 31, 2024. Financial results are expressed in millions of U.S. dollars and are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (“IASB”).

Commencing 3Q18, the Company began reporting results of its Argentinean subsidiaries applying Hyperinflation Accounting, in accordance with IFRS rule IAS 29 (“IAS 29”), as detailed in Section “Hyperinflation Accounting in Argentina” on page 21.

First Quarter 2024 Highlights

▪	Consolidated Revenues ex-IFRIC12 of $391.7 million, a 12.4% year-over-year (YoY) increase, driven by increases of $36.0 million in Aeronautical Revenues and $8.1 million in Commercial Revenues. Excluding rule IAS 29, consolidated revenues ex-IFRIC12 increased 5.7% YoY to $371.1 million.

▪	Delivered YoY increases across key operating metrics:

▪	2.6% in passenger traffic to 19.0 million. Excluding Natal, passenger traffic increased 4.3% YoY.
▪	3.3% in cargo volume to 87.9 thousand tons.
▪	0.1% in aircraft movements.

▪	Operating Income of $124.8 million, up from $102.0 million in 1Q23.

▪	Adjusted EBITDA ex-IFRIC12 increased 16.4% to $163.2 million, from $140.1 million in the year-ago period. Excluding rule IAS 29, Adjusted EBITDA ex-IFRIC12 increased 7.8% to $151.8 million.

▪	Adjusted EBITDA margin ex-IFRIC12 expanded to 41.7% from 40.2% in 1Q23, or to 40.9% from 40.1% when excluding rule IAS 29.

CEO Message

Commenting on the results for the quarter Mr. Martín Eurnekian, CEO of Corporación América Airports, noted: “We are pleased to have started the new year on a solid footing, delivering a good performance across key operational and financial metrics. Our top line increased 12% year-on-year, surpassing passenger traffic growth, supported by healthy aeronautical and commercial revenue growth. Strong focus on execution and travel demand drove Adjusted EBITDA growth, ex-IFRIC12, of 16% year-on-year and margin expansion of 1.5 percentage points to 41.7%. This good performance was driven by strong momentum across most of our geographies. The growth in Adjusted EBITDA and a reduction in debt levels have contributed to further improving our net leverage ratio, achieving a record low of 1.2 times.

Progressing on our strategic agenda, we accomplished two significant milestones this quarter. Firstly, we are delighted with the successful 10-year extension of the concession agreement of our Punta del Este international airport in Uruguay. Secondly, the ICSID Arbitral Court approved a final award of $91 million in connection with the arbitration process of Chinchero International Airport in Peru, where we hold a 50% economic interest.

Our expansion strategy remains a key priority to support future growth for the Company. On this front, we are engaged in negotiations for the expansion of the airports in Armenia and Florence. Simultaneously, we continue evaluating projects in various geographical regions with the aim of further expanding our global airport portfolio.

With respect to market dynamics, we continue to witness positive dynamics in Uruguay and Italy. Despite facing challenges in the Brazilian market, we have successfully managed to grow our EBITDA throughout this challenging cycle. In Argentina, we are closely monitoring the macro and political environment, a concession we have successfully managed for over 25 years, as well as the geopolitical dynamics in the Caucasus region. We remain confident in our ability to develop new avenues for growth, maintain a healthy financial position and create value to our shareholders.”

Operating & Financial Highlights

(In millions of U.S. dollars, unless otherwise noted)

	1Q24 as reported	1Q23 as reported	% Var as reported	IAS 29 1Q24	1Q24 ex IAS 29	1Q23 ex IAS 29	% Var ex IAS 29
Passenger Traffic (Million Passengers)	19.0	18.5	2.6%		19.0	18.5	2.6%
Revenue	433.0	382.1	13.3%	20.7	412.3	386.6	6.7%
Aeronautical Revenues	221.5	185.6	19.4%	12.8	208.7	187.4	11.4%
Non-Aeronautical Revenues	211.5	196.5	7.6%	7.9	203.6	199.2	2.2%
Revenue excluding construction service	391.7	348.5	12.4%	20.6	371.1	351.0	5.7%
Operating Income / (Loss)	124.8	102.0	22.4%	-7.8	132.6	119.6	10.8%
Operating Margin	28.8%	26.7%	213	0.0%	32.1%	30.9%	121
Net (Loss) / Income Attributable to Owners of the Parent	152.7	31.7	381.8%	62.9	89.8	6.5	1272.3%
EPS (US$)	0.95	0.20	381.4%	0.39	0.56	0.04	1271.2%
Adjusted EBITDA	163.9	140.6	16.6%	11.4	152.5	141.2	8.0%
Adjusted EBITDA Margin	37.9%	36.8%	105	-	37.0%	36.5%	46
Adjusted EBITDA Margin excluding Construction Service	41.7%	40.2%	145	-	40.9%	40.1%	79
Net Debt to LTM Adjusted EBITDA	1.2x	2.1x	-	-	-	-	-
Net Debt to LTM Adjusted EBITDA excl. impairment on intangible assets (1)	1.4x	2.1x	-	-	-	-	-

Note: Figures in historical dollars (excluding IAS29) are included for comparison purposes.

1)        LTM Adjusted EBITDA excluding impairments of intangible assets.

1Q24 Operating Performance

Passenger Traffic

Total passenger traffic increased by 2.6% YoY to 19.0 million, or by 4.3% when adjusting for the discontinuation of Natal airport, mainly driven by YoY increases of 28.7% in Uruguay, 13.9% in Italy and 5.3% in Argentina. Traffic performance was supported by a continued recovery in travel demand, reflected in higher load factors and the gradual return of flight routes and frequencies across all countries of operation. International traffic increased by 13.4% YoY, while domestic traffic decreased by 2.8% YoY. This decrease is principally explained by the discontinuation of Natal airport, effective February 19, 2024, as part of the friendly termination process agreed upon with the Brazilian government.

Passenger traffic in Argentina increased by 5.3% YoY to 10.8 million. International passenger traffic, which continued to benefit from the ongoing gradual resumption of routes and frequencies, increased by 15.7% YoY in the first quarter of 2024 and accounted for 86% of the overall traffic increase. During the quarter, ITA Airways, Aeromexico, and Emirates increased their weekly flight frequencies, whereas JetSMART and Paranair announced the launch of new routes: Mendoza-Santiago de Chile and Cordoba-Asunción, respectively. Domestic passenger traffic increased 0.3% YoY.

In Italy, passenger traffic increased by 13.9% YoY to 1.5 million. International traffic, which accounted for 77% of the total traffic, increased by 17.3% YoY, supported by strong performances at both Pisa and Florence airports, while domestic traffic increased 4.1% year-over-year. Some pre-pandemic domestic destinations still need to resume at Pisa airport.

In Brazil, passenger traffic remained heavily impacted by financial and aircraft constraints in some of the local airlines, combined with increasing ticket prices affecting travel demand. Total traffic declined by 8.1% YoY to 3.9 million, or by 1.6% YoY to 3.5 million when adjusting for the discontinuation of the Natal airport. Domestic passenger traffic, which accounted for almost 60% of total passenger traffic, was down by 11.0% YoY, or by 0.4% excluding Natal airport, while transit passengers declined by 7.3% YoY. As a reminder, following the friendly termination process concluded in February 2024, CAAP ceased operations at Natal airport, effective from February 19, 2024. Therefore, statistics for Natal are only available up until February 18, 2024.

In Uruguay, where activity is mainly international, passenger traffic increased by 28.7% YoY to 0.6 million, boosted by new routes and frequencies during the quarter. JetSMART Airlines has announced the launch of a new route between Montevideo and Buenos Aires in May, while SKY Airline is expected to increase the frequency of its Montevideo-Lima route, also in May.

In Armenia, passenger traffic was relatively flat YoY at 1.0 million, representing a slight decline compared to the strong recovery experienced in 2023, which benefited from the introduction of new airlines, along with a higher number of flight frequencies. Notably, Zvartnots airport is currently operating at or near maximum capacity, owing to the significant growth in passenger traffic over the past few years.

In Ecuador, total passenger traffic was down by 2.8% YoY to 1.1 million. International passenger traffic, which accounted for 47% of total traffic in the quarter, continued to increase sequentially, growing by 1.3% YoY, while domestic traffic declined by 6.7% YoY. The year-over-year comparison in domestic traffic reflects the exit of local airline Equair in October 2023.

Cargo Volume

Cargo volume increased 3.3% YoY in 1Q24, with strong contributions from Armenia, Ecuador and Argentina, which together accounted for more than 70% of total volume in the quarter. Notably, cargo volume in Armenia, Uruguay and Italy was above 1Q19 levels.

Aircraft Movements

Total aircraft movements were relatively flat YoY in 1Q24, with strong increases in Argentina and Italy. Over 80% of aircraft movements in the quarter were derived from Argentina (57%), Brazil (18%), and Ecuador (9%).

Tables with detailed passenger traffic, cargo volume and aircraft movement information for each airport can be found on page 30 of this report.

Operational Statistics: Passenger Traffic, Cargo Volume and Aircraft Movements

	1Q24	1Q23	% Var. ('24 vs '23)
Domestic Passengers (in thousands)	10,230	10,525	-2.8%
International Passengers (in thousands)	6,956	6,137	13.4%
Transit Passengers (in thousands)	1,798	1,837	-2.1%
Total Passengers (in thousands)	18,984	18,498	2.6%
Cargo Volume (in thousands of tons)	87.9	85.2	3.3%
Total Aircraft Movements (in thousands)	200.1	199.8	0.1%

Passenger Traffic Breakdown				Cargo Volume			Aircraft Movements
Country	1Q24	1Q23	% Var.	1Q24	1Q23	% Var.	1Q24	1Q23	% Var.
	(thousands)			(tons)
Argentina(1)	10,812	10,269	5.3%	44,234	43,621	1.4%	114,015	110,355	3.3%
Italy	1,477	1,296	13.9%	3,115	3,362	-7.3%	13,695	12,520	9.4%
Brazil (2)	3,905	4,250	-8.1%	15,407	16,047	-4.0%	35,607	38,710	-8.0%
Uruguay (3)	639	497	28.7%	6,893	6,981	-1.3%	9,720	9,181	5.9%
Ecuador (4)	1,110	1,142	-2.8%	9,294	7,915	17.4%	18,987	19,652	-3.4%
Armenia	1,043	1,045	-0.2%	8,999	7,239	24.3%	8,089	9,416	-14.1%
TOTAL	18,984	18,498	2.6%	87,943	85,165	3.3%	200,113	199,834	0.1%

1)	See Note 1 in Table "Operating & Financial Highlights”.
2)	Starting November 2019, the Company has reclassified its passenger traffic figures for Brasilia Airport between international and transit retroactively since June 2018 to return to the count methodology utilized until May 2018. Notwithstanding, total traffic figures remain unchanged.
3)	Cargo volumes in Uruguay were rectified from January to June 2020, to reflect all cargo passing through the cargo terminal, instead of air cargo only.
4)	CAAP owns 99.9% of ECOGAL, which operates and maintains the Galapagos Airport, but due to the terms of the concession agreement, ECOGAL’s results are accounted for by the equity method. However, 100% of ECOGAL’s passenger traffic and aircraft movements are included in this table.

Review of Consolidated Results

Results for ECOGAL, which operates the Galapagos Airport in Ecuador, are accounted for under the equity method.

Revenues

Consolidated Revenues increased by 13.3% YoY to $433.0 million in 1Q24. Excluding Construction Services and the impact of IAS 29, revenues increased by 5.7% YoY to $371.1 million. This reflects higher aeronautical and commercial activity across all countries of operations, particularly in Uruguay, Brazil and Argentina, which together contributed more than 85% to the year-over-year increase.

The following table shows revenue performance by country. More detail on the performance of CAAP´s countries of operations can be found on page 11.

Revenues by Segment (in US$ million)

Country	1Q24 as reported	1Q23 as reported	% Var as reported	IAS 29	1Q24 ex IAS 29	1Q23 ex IAS 29	% Var ex IAS 29
Argentina	255.0	223.5	14.1%	20.7	234.3	228.1	2.7%
Italy	22.6	20.9	8.3%	-	22.6	20.9	8.3%
Brazil	28.8	24.7	16.9%	-	28.8	24.7	16.9%
Uruguay	50.7	38.0	33.4%	-	50.7	38.0	33.4%
Armenia	48.5	50.3	-3.7%	-	48.5	50.3	-3.7%
Ecuador (1)	26.7	24.5	9.0%	-	26.7	24.5	9.0%
Unallocated	0.7	0.2	335.0%	-	0.7	0.2	335.0%
Total consolidated revenue (2)	433.0	382.1	13.3%	20.7	412.3	386.6	6.7%

1 Only includes Guayaquil Airport.

2 Excluding Construction Service revenue, ‘As reported’ revenues increased 13.7% YoY in Argentina (or 1.9% excluding IAS29), 7.9% in Italy, 15.6% in Brazil, 28.1% in Uruguay and 9.0% in Ecuador, and decreased 3.2% in Armenia.

Revenue Breakdown (in US$ million)

	1Q24 as reported	1Q23 as reported	% Var as reported	IAS 29	1Q24 ex IAS 29	1Q23 ex IAS 29	% Var ex IAS 29
Aeronautical Revenue	221.5	185.6	19.4%	12.8	208.7	187.4	11.4%
Non-aeronautical Revenue	211.5	196.5	7.6%	7.9	203.6	199.2	2.2%
Commercial revenue	168.4	160.3	5.1%	7.8	160.6	161.0	-0.2%
Construction service revenue (1)	41.3	33.5	23.3%	0.1	41.2	35.6	15.7%
Other revenue	1.8	2.7	-32.8%	0.0	1.8	2.7	-32.8%
Total Consolidated Revenue	433.0	382.1	13.3%	20.7	412.3	386.6	6.7%
Total Revenue excluding Construction Service revenue (2)	391.7	348.5	12.4%	20.6	371.1	351.0	5.7%

1 Construction Service revenue equals the construction or upgrade costs plus a reasonable margin.

2 Excludes Construction Service revenue.

Aeronautical Revenues accounted for 51.2% of total revenues and increased 19.4% YoY to $221.5 million. Excluding IAS 29, Aeronautical revenues increased 11.4% YoY to $208.7 million, mainly driven by higher passenger use fees in Argentina. Nearly 75% of the year-over-year increase was driven by Argentina and Uruguay, where aeronautical revenues increased by 7.7% and 39.1%, respectively. By geography, aeronautical revenues in Italy, Ecuador, Armenia and Brazil reported YoY increases of 16.7%, 10.5%, 9.3% and 3.2%, respectively.

Non-Aeronautical Revenues accounted for 48.8% of total revenues and increased 7.6% YoY to $211.5 million, reflecting an increase of 5.1%, or $8.1 million, in Commercial Revenues, principally driven by higher VIP Lounges, Warehouse use fees and Advertising, as well as an increase of 23.3%, or $7.8 million, in Construction Service Revenue, mainly as a result of higher CAPEX in Argentina. Excluding the impact of IAS 29, non-aeronautical revenues grew by 2.2%, or $4.4 million, to $203.6 million.

Operating Costs and Expenses

In 1Q24, Total Costs and Expenses, excluding Construction Service Costs, increased 8.5% YoY to $273.7 million, or 3.3% to $244.8 when excluding IAS 29. This increase was mainly driven by higher Salaries and Social Security Contributions resulting from inflation increases that surpassed currency depreciation in Argentina, combined with higher Concession Fees and SG&A expenses.

Cost of Services increased 8.7% YoY to $267.5 million, or 3.3% to $240.6 million when excluding the impact of rule IAS29, mainly as a result of the following increases:

▪  22.7%, or $7.5 million, in Construction service costs,

▪  13.5%, or $7.2 million, in Salaries and social security contributions mainly in Argentina,

▪  14.2%, or $6.5 million, in Concession fees, and

▪  9.6%, or $1.4 million, in Services and fees.

This was partially offset by lower Cost of fuel, mainly in Armenia.

Excluding Construction Service Costs, Cost of Services increased 6.5% YoY to $226.9 million, or 1.2% to $200.1 million excluding IAS 29, mainly reflecting the aforementioned increases in Salaries and Concession fees.

Selling, General and Administrative Expenses (“SG&A”) increased 15.0% YoY, to $44.2 million in 1Q24, mainly as a result of higher Taxes, Salaries and social security contributions, and Services and fees. Excluding the impact of rule IAS 29, SG&A expenses increased 9.5% to $42.3 million.

Other Expenses totaled $2.7 million in 1Q24, compared to $0.8 million in 1Q23.

Costs and Expenses (in US$ million)

	1Q24 as reported	1Q23 as reported	% Var as reported	IAS 29	1Q24 ex IAS 29	1Q23 ex IAS 29	% Var ex IAS 29
Cost of Services	267.5	246.1	8.7%	26.9	240.6	232.8	3.3%
Salaries and social security contributions	60.3	53.1	13.5%	2.9	57.4	53.7	6.8%
Concession fees	52.4	45.9	14.2%	3.0	49.4	46.4	6.4%
Construction service cost	40.6	33.1	22.7%	0.1	40.4	35.1	15.1%
Maintenance expenses	30.8	29.5	4.5%	1.1	29.7	29.8	-0.2%
Amortization and depreciation	37.6	37.0	1.6%	19.0	18.6	20.1	-7.3%
Other	45.8	47.5	-3.6%	0.8	45.0	47.7	-5.6%
Cost of Services Excluding Construction Service cost	226.9	213.0	6.5%	26.8	200.1	197.7	1.2%
Selling, general and administrative expenses	44.2	38.4	15.0%	1.8	42.3	38.7	9.5%
Other expenses	2.7	0.8	235.6%	0.2	2.4	0.8	195.5%
Total Costs and Expenses	314.3	285.3	10.2%	29.0	285.3	272.3	4.8%
Total Costs and Expenses Excluding Construction Service cost	273.7	252.2	8.5%	28.9	244.8	237.1	3.3%

Adjusted EBITDA and Adjusted EBITDA excluding Construction Service

During 1Q24, CAAP reported Adjusted EBITDA of $163.9 million and Adjusted EBITDA ex-IFRIC12 of $163.2 million, up from an Adjusted EBITDA ex-IFRIC12 of $140.1 million in the year-ago period, with Argentina and Uruguay contributing 85% of the year-over-year increase. Excluding the impact of IFRS rule IAS 29, Adjusted EBITDA ex-IFRIC12 increased 7.8% YoY to $151.8 million, with all countries of operations improving YoY, except Ecuador, which incurred in some extraordinary expenses during the first quarter of 2024. Adjusted EBITDA margin, ex-IFRIC12, expanded 1.5 percentage points to 41.7% from 40.2% in 1Q23, or 0.8 percentage points to 40.9% from 40.1%, when also excluding IAS 29, reflecting margin expansion in Brazil, Argentina, Uruguay, Italy and Armenia, partially offset by lower margin in Ecuador.

Adjusted EBITDA by Segment (in US$ million)

	1Q24 as reported	1Q23 as reported	% Var as reported	IAS 29	1Q24 ex IAS 29	1Q23 ex IAS 29	% Var ex IAS 29
Argentina	103.7	89.8	15.6%	11.4	92.3	90.4	2.2%
Italy	3.7	1.7	113.1%	-	3.7	1.7	113.1%
Brazil	9.9	8.0	23.6%	-	9.9	8.0	23.6%
Uruguay	21.9	16.1	36.3%	-	21.9	16.1	36.3%
Armenia	18.8	17.1	9.9%	-	18.8	17.1	9.9%
Ecuador	7.5	7.7	-1.8%	-	7.5	7.7	-1.8%
Unallocated	-1.7	0.2	-858.0%	-	-1.7	0.2	-858.0%
Total segment EBITDA	163.9	140.6	16.6%	11.4	152.5	141.2	8.0%

Adjusted EBITDA Reconciliation to Income from Continuing Operations (in US$ million)

	1Q24 as reported	1Q23 as reported	% Var as reported	IAS 29	1Q24 ex IAS 29	1Q23 ex IAS 29	% Var ex IAS 29
Income from Continuing Operations	172.6	24.1	616.9%	62.9	109.7	-1.1	-10446.3%
Financial Income	-18.7	-12.2	52.8%	3.4	-22.1	-29.8	-25.9%
Financial Loss	-155.8	49.8	-413.0%	-257.8	101.9	182.6	-44.2%
Inflation adjustment	13.6	3.1	338.0%	16.4	-2.8	-0.5	452.1%
Income Tax Expense	112.9	37.2	203.1%	167.4	-54.5	-31.6	72.4%
Amortization and Depreciation	39.3	38.6	1.9%	19.2	20.2	21.6	-6.6%
Adjusted EBITDA	163.9	140.6	16.6%	11.4	152.5	141.2	8.0%
Adjusted EBITDA Margin	37.9%	36.8%	105	-	37.0%	36.5%	46
Adjusted EBITDA excluding Construction Service	163.2	140.1	16.4%	11.4	151.8	140.7	7.8%
Adjusted EBITDA Margin excluding Construction Service	41.7%	40.2%	145	-	40.9%	40.1%	79

Financial Income and Loss

CAAP reported a Net financial Income of $161.0 million in 1Q24 compared to a loss of $40.6 million in 1Q23, mainly driven by higher YoY Foreign Exchange transactions gains in Argentina, due to the impact of lower devaluation than inflation on the net liability monetary position and, to a lesser extent lower net interest expenses. Had IAS 29 not been applied, CAAP would have reported a Net financial loss of $77.1 million in 1Q24, compared to a loss of $152.3 million in the year ago period.

	1Q24 as reported	1Q23 as reported	% Var as reported	IAS 29	1Q24 ex IAS 29	1Q23 ex IAS 29	% Var ex IAS 29
Financial Income	18.7	12.2	52.8%	-3.4	22.1	29.8	-25.9%
Interest income	17.0	10.7	59.2%	1.1	16.0	10.9	46.7%
Foreign exchange income	0.1	0.3	-42.6%	-4.4	4.6	17.6	-74.1%
Other	1.5	1.3	19.0%	0.0	1.5	1.3	19.0%
Inflation adjustment	-13.6	-3.1	338.0%	-16.4	2.8	0.5	452.1%
Inflation adjustment	-13.6	-3.1	338.0%	-16.4	2.8	0.5	452.1%
Financial Loss	155.8	-49.8	-413.0%	257.8	-101.9	-182.6	-44.2%
Interest Expenses	-27.1	-28.7	-5.6%	-1.2	-25.9	-28.8	-10.0%
Foreign exchange transaction expenses	212.0	13.1	1521.7%	259.1	-47.0	-119.6	-60.7%
Changes in liability for concessions	-26.4	-31.9	-17.5%	-	-26.4	-31.9	-17.5%
Other expenses	-2.7	-2.2	23.8%	-0	-2.7	-2.2	20.2%
Financial Loss, Net	161.0	-40.6	-496.0%	238.0	-77.1	-152.3	-49.4%

See “Use of Non-IFRS Financial Measures” on page 21.

Income Tax Expense

During 1Q24, the Company reported an income tax expense of $112.9 million versus an expense of $37.2 million in 1Q23. Excluding the impact of IAS 29, CAAP reported an income tax benefit of $54.5 million in 1Q24, compared to a tax benefit of $31.6 million in the year-ago quarter.

Net Income and Net Income Attributable to Owners of the Parent

During 1Q24, CAAP reported Net Income of $172.6 million compared to Net Income of $24.1 million in 1Q23. This result was primarily driven by the aforementioned higher YoY Foreign Exchange net gains, combined with higher operating income and lower net interest expenses, partially offset by higher Income tax expenses and inflation adjustment charges.

In 1Q24, the Company reported Net Income Attributed to Owners of the Parent of $152.7 million and earnings per common share of $0.95, compared with Net Income Attributable to Owners of the Parent of $31.7 million in 1Q23, equivalent to earnings per common share of $0.20.

Consolidated Financial Position

As of March 31, 2024, cash and cash equivalents amounted to $469.8 million, increasing 27.0% from $369.8 million reported as of December 31, 2023. Total liquidity as of March 31, 2024, which included cash and cash equivalents as well as other current financial assets, increased by 19.0% to $545.1 million, from $457.9 million as of December 31, 2023.

Total Debt at the close of 1Q24 decreased 3.2%, or $42.5 million, to $1,290.7 million, from $1,333.2 million as of December 31, 2023. Debt reductions were mainly in Argentina, Italy and Brazil. A total of $904.5 million, or 70.1% of total debt is denominated in U.S. dollars, while $204.4 million, or 15.8% is denominated in Brazilian Reals, and $181.8 million, or 14.1%, is in Euros.

The Net Debt to LTM Adjusted EBITDA ratio improved to 1.2x as of March 31, 2024, down from 1.4x as of December 2023, reflecting Adjusted EBITDA growth driven by strong revenue performance. Excluding impairment of intangible assets, the Net Debt to LTM Adjusted EBITDA ratio stood at 1.4x. As of March 31, 2024, all of CAAP’s subsidiaries were in compliance with their covenants.

Consolidated Debt Indicators (in US$ million)

	As of Mar 31, 2024	As of Dec 31, 2023
Leverage
Total Debt / LTM Adjusted EBITDA (Times)[1,3]	1.84x	1.97x
Total Net Debt / LTM Adjusted EBITDA (Times) [2,3,4]	1.17x	1.42x
Total Net Debt / LTM Adjusted EBITDA (Times) [2,3,5]	1.37x	1.68x
Total Debt	1,290.7	1,333.2
Short-Term Debt	227.8	199.7
Long-Term Debt	1,062.9	1,133.5
Cash & Cash Equivalents	469.8	369.8
Total Net Debt[3]	820.9	963.4

1 The Total Debt to EBITDA Ratio is calculated as CAAP’s interest-bearing liabilities divided by its EBITDA.

2 The Total Net Debt to EBITDA Ratio is calculated as CAAP’s interest-bearing liabilities minus Cash & Cash Equivalents, divided by its EBITDA.

3 The Total Net Debt is calculated as Total Debt minus Cash & Cash Equivalents.

4 LTM Adjusted EBITDA as of March 31, 2024 was $701.1 million.

5 LTM Adjusted EBITDA excluding impairment of intangible assets as of March 31, 2024 was $598.2 million.

Total Debt by Segment (in US$ million)
	As of Mar 31, 2024	As of Dec 31, 2023
Argentina	621.1	646.1
Italy (1)	168.7	179.2
Brazil (2)	204.4	213.9
Uruguay (3)	273.8	269.8
Armenia	13.1	13.2
Ecuador	9.6	11.0
Total	1,290.7	1,333.2

1 Of which approximately $101.9 million remain at Toscana Aeroporti level.

2 At Inframérica Concessionaria do Aeroporto de Brasilia level.

3 Of which approximately $252.1 million remain at ACI Airport Sudamérica SAU.

Maturity of borrowings:

	1 year or less	1 – 2 years	2 – 5 years	Over 5 years	Total
Debt service (1)	315.1	209.1	554.0	667.8	1,745.9

1 The amounts disclosed in the table are undiscounted cash flows of principal and estimated interest. Variable interest rate cash flows have been estimated using variable interest rates applicable at the end of the reporting period.

Maturity of borrowings – Breakdown by segment (in USD) as of March 31, 2024:

Segment		Currency	1 year or less	1 – 2 years	2 – 5 years	Over 5 years	Total
Argentina	Principal	USD	60.2	74.8	245.1	249.9	630.1
	Interest	USD	43.2	39.2	90.1	27.0	199.4
	Principal	ARS	-	-	-	-	-
	Interest	ARS	0.0	-	-	-	0.0
Italy	Principal	EUR	126.3	24.6	15.4	-	166.3
	Interest	EUR	8.4	1.9	0.5	-	10.8
Brazil	Principal	R$	13.8	15.1	54.1	120.8	203.9
	Interest	R$	17.3	16.1	39.4	27.3	100.1
Uruguay	Principal	USD	7.2	15.1	61.8	195.1	279.3
	Interest	USD	18.7	18.2	47.6	47.6	132.2
Armenia	Principal	EUR	12.9	-	-	-	12.9
	Interest	EUR	0.5	-	-	-	0.5
Ecuador	Principal	USD	5.6	3.8	-	-	9.4
	Interest	USD	0.6	0.2	-	-	0.9
Total			315.1	209.1	554.0	667.8	1,745.9

Cash by Segment (in US$ million)
	As of Mar 31, 2024	As of Dec 31, 2023
Argentina	103.0	91.2
Italy (1)	25.4	34.8
Brazil (2)	162.2	65.8
Uruguay	48.3	35.9
Armenia	35.8	39.0
Ecuador	8.1	16.1
Intermediate holding Companies	87.0	86.9
Total	469.8	369.8

1 Of which approximately $20.0 million remain at Toscana Aeroporti level.

2 Of which approximately $65.0 million remain at Inframérica Concessionaria do Aeroporto de Brasilia level.

CAPEX

During 1Q24, CAAP made capital expenditures of $48.0 million, a 20.5% YoY increase from $39.8 million in 1Q23 and 23.5% lower than pre-pandemic levels of 1Q19. Excluding IAS 29, capital expenditures amounted to $47.8 million in the quarter, with Argentina and Uruguay accounting for 70% and 13%, respectively. The latter included investments related to the airports incorporated through the extension of the Puerta del Sur concession agreement in November 2021.

Review of Segment Results

Argentina

Starting in 3Q18, reported numbers are presented applying Hyperinflation accounting for the Company’s Argentinean subsidiaries, in accordance with IAS 29, as explained above. The following table presents the impact from Hyperinflation accounting under the column ‘IAS 29’, while the columns indicated with “ex IAS 29” present results calculated without the impact from Hyperinflation accounting. The impact of IAS 29 is presented only for AA2000, the Company’s largest subsidiary in Argentina, which accounted for over 95% of passenger traffic, revenues and Adjusted EBITDA of the Argentina segment in 1Q24.

	1Q24 as reported	1Q23 as reported	% Var as reported	IAS 29	1Q24 ex IAS 29	1Q23 ex IAS 29	% Var ex IAS 29
OPERATING STATISTICS
Domestic Passengers (in millions) (1)	7.0	7.0	0.3%		7.0	7.0	0.3%
International Passengers (in millions) (1)	3.5	3.0	15.7%		3.5	3.0	15.7%
Transit Passengers (in millions) (1)	0.4	0.3	16.2%		0.4	0.3	16.2%
Total Passengers (in millions) (1)	10.8	10.3	5.3%		10.8	10.3	5.3%
Cargo Volume (in thousands of tons)	44.2	43.6	1.4%		44.2	43.6	1.4%
Total Aircraft Movements (in thousands)	114.0	110.4	3.3%		114.0	110.4	3.3%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	135.5	112.1	20.9%	12.8	122.6	113.9	7.7%
Non-aeronautical revenue	119.6	111.5	7.3%	7.9	111.7	114.2	-2.2%
Commercial revenue	86.1	82.7	4.1%	7.8	78.4	83.4	-6.1%
Construction service revenue	33.5	28.7	16.5%	0.1	33.4	30.8	8.2%
Total Revenue	255.0	223.5	14.1%	20.7	234.3	228.1	2.7%
Total Revenue Excluding IFRIC12(2)	221.6	194.8	13.7%	20.6	201.0	197.3	1.9%
Cost of Services	154.5	140.3	10.1%	26.9	127.6	127.0	0.4%
Selling, general and administrative expenses	21.7	19.2	12.9%	1.8	19.9	19.5	2.0%
Other expenses	1.9	0.5	283.4%	0.2	1.7	0.5	218.3%
Total Costs and Expenses	178.1	159.9	11.3%	29.0	149.1	146.9	1.5%
Total Costs and Expenses Excluding IFRIC12(3)	144.7	131.2	10.2%	28.9	115.8	116.1	-0.3%
Adjusted Segment EBITDA	103.7	89.8	15.6%	11.4	92.3	90.4	2.2%
Adjusted Segment EBITDA Mg	40.7%	40.2%	52	-	39.4%	39.6%	-22
Adjusted EBITDA Margin excluding IFRIC 12(4)	46.8%	46.1%	72	-	45.9%	45.8%	11
Capex	33.5	28.8	16.1%	0.1	33.4	30.9	7.9%
1)	See Note 1 in Table "Operating & Financial Highlights”.
2)	Excludes Construction Service revenue.
3)	Excludes Construction Service cost.
4)	Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

Passenger Traffic increased by 5.3% YoY to 10.8 million. International passenger traffic, which continued to benefit from the ongoing gradual resumption of routes and frequencies, increased by 15.7% YoY in the first quarter of 2024 and accounted for 86% of the overall traffic increase. During the quarter, ITA Airways, Aeromexico, and Emirates increased their weekly flight frequencies, whereas JetSMART and Paranair announced the launch of new routes: Mendoza-Santiago de Chile and Cordoba-Asunción, respectively. Domestic passenger traffic increased 0.3% YoY.

Revenues increased 14.1% YoY to $255.0 million in 1Q24 on an ‘As reported’ basis or increased 2.7% to $234.3 million when excluding the impact of rule IAS29, primarily due to a 7.7% increase in Aeronautical revenues, partially offset by a 6.1% decline in Commercial revenues. Construction service revenue increased 8.2% YoY reflecting higher Capex in the reported quarter.

•	Aeronautical Revenues ex-IAS29 grew by 7.7% YoY, mainly driven by higher passenger use fees boosted by the 15,7% YoY growth in international passenger traffic along with the increase in the domestic passenger fees introduced in January 2024.

•	Commercial Revenues ex-IAS29 decreased 6.1% YoY, mainly driven by a decrease of 30.4%, or $4.0 million, in Duty Free as a result of the devaluation of the Argentina Peso in late December, combined with lower Cargo and Parking revenues. This was partially offset by higher VIP lounges and Advertising-related revenues.

Total Costs and Expenses increased 11.3% YoY to $178.1 million in 1Q24 on an ‘As reported’ basis. Excluding Construction Service and the impact of IAS 29, Total Cost and Expenses decreased 0.3% YoY, mainly due to lower D&A and Maintenance expenses, partially offset by higher Salaries and Concession fees.

•	Cost of Services ex-IAS29 and excluding Construction Service Costs decreased 2.0% YoY, or $1.9 million, driven mainly by the following:

•	61.5%, or $2.5 million, decrease in D&A, and

•	3.7%, or $0.8 million, decrease in Maintenance expenses.

The above was partially offset by increases of 1.8%, or $0.5 million, in Concession Fees, due to higher revenues, and 1.5%, or $0.5 million, in Salaries and social security contributions, mainly as a result of inflation rates significantly above currency depreciation.

•	SG&A ex-IAS29 increased by 2.0% YoY, or $0.4 million, to $19.9 million, mainly due to higher Services and fees, Salaries and Social Security Contributions, and Taxes.

Adjusted Segment EBITDA increased 15.6% YoY to $103.7 million in 1Q24 on an ‘As reported basis’. When excluding the impact of IAS 29, Adjusted Segment EBITDA grew by 2.2% YoY to $92.3 million, with Adjusted EBITDA margin EX-IFRIC12 of 45.9% in the quarter, compared to 45.8% in 1Q23.

During 1Q24, CAAP made Capital Expenditures ex-IAS29 of $33.5 million, compared to $30.9 million in 1Q23. These expenditures were primarily allocated to the new terminal building and lighting system at Rio Hondo Airport, improvements in access roads apron, security check-point and connection areas at Aeroparque Airport, the new terminal building and lighting system at Santa Rosa Airport, and a new VIP Lounge at Ezeiza Airport.

Italy

	1Q24	1Q23	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	0.3	0.3	4.1%
International Passengers (in millions)	1.1	1.0	17.3%
Transit Passengers (in millions)	n.m.	n.m.	n.m.
Total Passengers (in millions)	1.5	1.3	13.9%
Cargo Volume (in thousands of tons)	3.1	3.4	-7.3%
Total Aircraft Movements (in thousands)	13.7	12.5	9.4%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	11.9	10.2	16.7%
Non-aeronautical revenue	10.8	10.7	0.3%
Commercial revenue	8.3	7.0	18.9%
Construction service revenue	1.2	1.0	15.2%
Other revenue	1.2	2.7	-54.4%
Total Revenue	22.6	20.9	8.3%
Total Revenue Excluding IFRIC12(1)	21.4	19.9	7.9%
Cost of Services	18.8	18.5	1.6%
Selling, general and administrative expenses	2.9	3.4	-16.6%
Other Expenses	0.0	0.0	-100.0%
Total Costs and Expenses	21.7	22.0	-1.5%
Total Costs and Expenses Excluding IFRIC12(2)	21.1	21.3	-1.0%
Adjusted Segment EBITDA	3.7	1.7	113.1%
Adjusted Segment EBITDA Mg	16.4%	8.4%	809
Adjusted EBITDA Margin excluding IFRIC 12(3)	14.2%	6.7%	747
Capex	1.4	1.3	7.7%

1 Excludes Construction Service revenue.

2 Excludes Construction Service cost.

3 Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

Passenger Traffic in Italy increased by 13.9% YoY to 1.5 million. International traffic, which accounted for 77% of the total traffic, increased by 17.3% YoY, supported by strong performances at both Pisa and Florence airports, while domestic traffic grew by 4.1% year-over-year. Some pre-pandemic domestic destinations still need to resume at Pisa airport.

Revenues increased 8.3% YoY to $22.6 million in 1Q24, driven by both Aeronautical and Commercial revenue growth reflecting the increase in year-over-year passenger traffic.

•	Aeronautical Revenues increased 16.7% YoY, or $1.7 million, as a result of higher Passenger use fees and, to a lesser extent, higher Aircraft fees as a result of increased YoY traffic activity.

•	Commercial Revenues, increased 18.9% YoY, or $1.3 million, mainly driven by passenger-related services such as Parking facilities, F&B services, VIP lounges and Duty Free, following the strong year-over-year traffic recovery.

Total Costs and Expenses decreased 1.5% YoY, or $0.3 million, mainly driven by efficiencies in SG&A expenses, partially offset by higher Cost of Services. Excluding Construction Services, Total Cost and Expenses declined 1.0% YoY to $21.1 million.

•	Cost of Services excluding Construction service increased 2.3% YoY, or $0.4 million, primarily driven by higher Salaries and Social Security Contribution expenses, combined with higher Services and fees and Concession fees.

•	SG&A declined 16.6% YoY, or $0.6 million, to $2.9 million.

Adjusted Segment EBITDA increased 113.1% YoY to $3.7 million from $1.7 million in 1Q23, with Adjusted EBITDA margin Ex-IFRIC12 expanding 7.5 percentage points to 14.2%, on the back of traffic increase and strong revenue growth.

During 1Q24, CAAP made Capital Expenditures of $1.4 million, compared to $1.3 million in 1Q23.

Brazil

	1Q24	1Q23	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	2.3	2.6	-11.0%
International Passengers (in millions) (1)	0.2	0.1	38.7%
Transit Passengers (in millions) (1)	1.4	1.5	-7.3%
Total Passengers (in millions) (1)	3.9	4.2	-8.1%
Cargo Volume (in thousands of tons)	15.4	16.0	-4.0%
Total Aircraft Movements (in thousands)	35.6	38.7	-8.0%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	10.8	10.4	3.2%
Non-aeronautical revenue	18.1	14.2	26.9%
Commercial revenue	17.7	14.2	24.7%
Total Revenue	28.8	24.7	16.9%
Cost of Services	20.0	17.8	12.5%
Selling, general and administrative expenses	1.6	1.9	-13.3%
Other expenses	0.4	0.0	n.m.
Total Costs and Expenses	22.1	19.7	12.1%
Adjusted Segment EBITDA	9.9	8.0	23.6%
Adjusted Segment EBITDA Mg	34.2%	32.4%	185
Capex	0.6	0.3	111.1%

Note: This segment does not include the effects of IFRIC 12 with respect to the construction or improvements to assets under the concession.

1)	Starting November 2019 the Company has reclassified its passenger traffic figures for Brasilia Airport between international, domestic and transit retroactively since June 2018 to return to the count methodology utilized until May 2018. Notwithstanding, total traffic figures remain unchanged.

Passenger Traffic remained heavily impacted by financial and aircraft constraints in some of the local airlines, combined with increasing ticket prices affecting travel demand. Total traffic declined by 8.1% YoY to 3.9 million, or by 1.6% YoY to 3.5 million when adjusting for the discontinuation of the Natal airport. Domestic passenger traffic, which accounted for almost 60% of total passenger traffic, was down by 11.0% YoY, or by 0.4% excluding Natal airport, while transit passengers declined by 7.3% YoY. As a reminder, following the friendly termination process concluded in February 2024, CAAP ceased operations at Natal airport, effective from February 19, 2024. Therefore, statistics for Natal are only available up until February 18, 2024.

Revenues increased 16.9% YoY, or $4.2 million, to $28.8 million in 1Q24, mainly driven by Commercial revenue growth.

•	Aeronautical Revenues increased 3.2% YoY, or $0.3 million, driven by higher Passenger use fees despite YoY traffic decline.

•	Commercial Revenues increased 24.7% YoY, or $3.5 million, despite lower passenger traffic. The increase in commercial revenue was primarily driven by a continued solid performance of VIP lounges and, to a lesser extent, Rental of space, Cargo revenues and Parking facilities. Commercial revenues also included a one-time benefit of $1.1 million from the conclusion of a litigation process with several telecommunications companies.

Total Costs and Expenses in 1Q24 increased 12.1% YoY, or $2.4 million, mainly driven by higher Cost of Services, partially offset by efficiencies in SG&A expenses.

•	Cost of Services increased 12.5% YoY, or $2.2 million, mainly driven by increases in Salaries and social security contributions, Concession fees and other costs of sales, partially offset by lower Maintenance expenses.

•	SG&A declined 13.3% YoY, or $0.2 million, to $1.6 million in 1Q24.

Adjusted Segment EBITDA increased 23.6% YoY, or $1.9 million, to $9.9 million, with Adjusted EBITDA margin expanding 1.8 percentage points to 34.2%, despite the YoY decline in passenger traffic. Adjusted EBITDA growth was supported by Commercial revenues and the aforementioned $1.1 million one-time benefit related to the telecommunications companies.

During 1Q24, CAAP made Capital Expenditures of $0.6 million, compared to $0.3 million in 1Q23.

Uruguay

	1Q24	1Q23	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	n.m.	n.m.	n.m.
International Passengers (in millions)	0.6	0.5	26.0%
Transit Passengers (in millions)	n.m.	n.m.	n.m.
Total Passengers (in millions)	0.6	0.5	28.7%
Cargo Volume (in thousands of tons)	6.9	7.0	-1.3%
Total Aircraft Movements (in thousands)	9.7	9.2	5.9%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	25.2	18.1	39.1%
Non-aeronautical revenue	25.4	19.8	28.1%
Commercial revenue	19.4	16.7	16.2%
Construction service revenue	6.0	3.1	92.4%
Total Revenue	50.7	38.0	33.4%
Total Revenue Excluding IFRIC12(1)	44.7	34.9	28.1%
Cost of Services	25.3	18.9	34.2%
Selling, general and administrative expenses	5.3	4.7	12.3%
Other expenses	0.1	0.1	158.5%
Total Costs and Expenses	30.8	23.6	30.1%
Total Costs and Expenses Excluding IFRIC12(2)	24.8	20.5	20.7%
Adjusted Segment EBITDA	21.9	16.1	36.3%
Adjusted Segment EBITDA Mg	43.3%	42.4%	94
Adjusted EBITDA Margin excluding IFRIC 12 (3)	49.1%	46.2%	296
Capex	6.0	7.4	-18.8%

1) Excludes Construction Service revenue.

2) Excludes Construction Service cost.

3) Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

Uruguay, where activity is mainly international, passenger traffic increased by 28.7% YoY to 0.6 million, boosted by new routes and frequencies during the quarter. JetSMART Airlines has announced the launch of a new route between Montevideo and Buenos Aires in May, while SKY Airline is expected to increase the frequency of its Montevideo-Lima route, also in May.

Revenues increased 33.4% YoY to $50.7 million in 1Q24 on an ‘As reported’ basis, or 28.1% to $44.7 million, when excluding Construction service revenue, driven by both higher Aeronautical and Commercial revenues.

•	Aeronautical Revenues increased 39.1% YoY, or $7.1 million, to $25.2 million, driven by tariff adjustments and the 28.7% YoY increase in passenger traffic.

•	Commercial Revenues increased 16.2% YoY, or $2.7 million, to $19.4 million. This growth was driven by higher passenger-related revenues resulting from increased traffic, particularly in duty-free and VIP lounges.

Total Costs and Expenses increased 30.1% YoY to $30.8 million. Excluding Construction Service, Total Cost and Expenses rose 20.7% YoY to $24.8 million, due to an increase in operating costs following higher traffic activity when compared to 1Q23.

•	Cost of Services increased 34.2% YoY, or $6.5 million. Excluding Construction Service cost, Cost of Services increased 22.7% YoY, or $3.6 million, mainly due to higher Salaries and social security contributions, Concession Fees, Maintenance expenses and Services and fees, in line with higher YoY activity.

•	SG&A increased 12.3% YoY, to $5.3 million, mainly as a result of higher Services and Fees.

Adjusted Segment EBITDA increased 36.3% YoY to $21.9 million in 1Q24, with Adjusted EBITDA Margin Ex IFRIC12 expanding 2.9 percentage points to 49.1%. This growth was driven by the 28.7% YoY passenger traffic increase and solid revenue growth.

During 1Q24, CAAP made Capital Expenditures of $6.0 million in Uruguay, compared to $7.4 million in 1Q23.

Armenia

	1Q24	1Q23	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	n.m.	n.m.	n.m.
International Passengers (in millions)	1.0	1.0	-0.2%
Transit Passengers (in millions)	n.m.	n.m.	n.m.
Total Passengers (in millions)	1.0	1.0	-0.2%
Cargo Volume (in thousands of tons)	9.0	7.2	24.3%
Total Aircraft Movements (in thousands)	8.1	9.4	-14.1%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	18.4	16.8	9.3%
Non-aeronautical revenue	30.1	33.5	-10.1%
Commercial revenue	29.8	32.9	-9.5%
Construction service revenue	0.3	0.6	-43.9%
Total Revenue	48.5	50.3	-3.7%
Total Revenue Excluding IFRIC12(1)	48.1	49.7	-3.2%
Cost of Services	30.3	33.6	-9.9%
Selling, general and administrative expenses	4.3	3.4	28.5%
Other expenses	0.2	0.2	-4.7%
Total Costs and Expenses	34.8	37.1	-6.2%
Total Costs and Expenses Excluding IFRIC12(2)	34.4	36.5	-5.6%
Adjusted Segment EBITDA	18.8	17.1	9.9%
Adjusted Segment EBITDA Mg	38.9%	34.0%	482
Adjusted EBITDA Margin excluding IFRIC 12 (3)	39.1%	34.4%	470
Capex	4.9	1.7	184.2%

1) Excludes Construction Service revenue.

2) Excludes Construction Service cost.

3) Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

In Armenia, passenger traffic was relatively flat YoY at 1.0 million, representing a slight decline compared to the strong recovery experienced in 2023, which benefited from the introduction of new airlines, along with a higher number of flight frequencies. Notably, Zvartnots airport is currently operating at or near maximum capacity, owing to the significant growth in passenger traffic over the past few years.

Revenues decreased 3.7% YoY to $48.5 million in 1Q24 on an ‘As reported’ basis, or 3.2% when excluding Construction service revenue, mainly driven by lower Commercial revenues, partially offset by an increase in Aeronautical revenues.

•	Aeronautical Revenues increased 9.3% YoY, or $1.6 million, to $18.4 million, mainly driven by higher Passenger use fees.

•	Commercial Revenues decreased 9.5% YoY, or $3.1 million, to $29.8 million, as the increases in VIP Lounges, Cargo revenues and Parking facilities were more than offset by lower Fuel revenues (linked to Cost of Fuel).

Total Costs and Expenses decreased 6.2% YoY to $34.8 million, or decreased 5.6% excluding IFRIC 12, driven by reduced Cost of Services partially offset by higher SG&A expenses.

•	Cost of Services decreased 9.9% YoY, or $3.3 million, mainly driven by lower Cost of fuel (linked to Fuel revenues), partially offset by higher Salaries and social security contributions and Maintenance expenses.

•	SG&A increased 28.5% YoY, or $1.0 million, to $4.3 million in 1Q24.

Adjusted Segment EBITDA increased 9.9% YoY to $18.8 million in 1Q24, with Adjusted EBITDA Margin Ex IFRIC12 expanding 4.7 percentage points to 39.1%.

During 1Q24, CAAP made Capital Expenditures of $4.9 million in Armenia, compared to $1.7 million in 1Q23.

Ecuador

	1Q24	1Q23	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	0.6	0.6	-6.7%
International Passengers (in millions)	0.5	0.5	1.3%
Transit Passengers (in millions)	0.0	0.0	n.m.
Total Passengers (in millions)	1.1	1.1	-2.8%
Cargo Volume (in thousands of tons)	9.3	7.9	17.4%
Total Aircraft Movements (in thousands)	19.0	19.7	-3.4%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	19.8	18.0	10.5%
Non-aeronautical revenue	6.8	6.5	4.9%
Commercial revenue	6.8	6.5	4.9%
Construction service revenue	0.0	0.0	n.m.
Total Revenue	26.7	24.5	9.0%
Total Revenue Excluding IFRIC12	26.7	24.5	9.0%
Cost of Services	15.6	14.2	9.6%
Selling, general and administrative expenses	4.5	3.4	29.5%
Other expenses	0.0	0.0	n.m.
Total Costs and Expenses	20.1	17.7	13.5%
Total Costs and Expenses Excluding IFRIC12	20.1	17.7	13.5%
Adjusted Segment EBITDA	7.5	7.7	-1.8%
Adjusted Segment EBITDA Mg	28.2%	31.3%	-312
Adjusted EBITDA Margin excluding IFRIC 12	28.2%	31.3%	-312
Capex	1.6	0.3	524%

In Ecuador, total passenger traffic was down by 2.8% YoY to 1.1 million. International passenger traffic, which accounted for 47% of total traffic in the quarter, continued to increase sequentially, growing by 1.3% YoY, while domestic traffic declined by 6.7% YoY. The year-over-year comparison in domestic traffic reflects the exit of local airline Equair in October 2023.

Revenues increased 9.0% YoY to $26.7 million in 1Q24 on an ‘As reported’ basis, mainly driven by higher Aeronautical revenues and, to a lesser extent, Commercial revenues as well.

•	Aeronautical Revenues increased 10.5% YoY, or $1.9 million, to $19.8 million, mainly driven by higher Passenger use fees.

•	Commercial Revenues increased 4.9% YoY, or $0.3 million, to $6.8 million, driven by higher Duty Free, Retail stores, Rental of space, and F&B services.

Total Costs and Expenses increased 13.5% YoY to $20.1 million, due to higher Cost of services as well as G&A expenses.

•	Cost of Services EX-IFRIC increased 9.6% YoY, or $1.4 million, mainly driven by higher Concession fees, Services and fees, and Salaries and social security contributions.

•	SG&A increased 29.5% YoY, to $4.5 million.

Adjusted Segment EBITDA decreased 1.8% YoY to $7.5 million, with Adjusted EBITDA Margin Ex IFRIC12 contracting 3.1 percentage points to 28.2%. Adjusted EBITDA for the quarter was negatively impacted by an extraordinary mandated contribution of $0.5 million made to Ecuador’s security authority.

During 1Q24, CAAP made Capital Expenditures of $1.6 million in Ecuador, compared to $0.3 million in 1Q23.

Key Quarter Highlights and Subsequent Events

CAISA | Concession Agreement Extension

On May 15, 2024, Consorcio Aeropuertos Internacionales S.A. (“CAISA”), the Company’s fully-owned subsidiary that operates the Punta del Este Airport in Uruguay, signed an amendment to its concession agreement that includes the extension of the term of the concession agreement for a ten-year period from 2033 through 2043, the removal of certain investment projects from the previous agreement, and a new commitment to invest $3.0 million within the period of 2024-2026.

Peruvian Proceedings | Final Award

On May 9, 2024, Sociedad Aeroportuaria Kuntur Wasi S.A. (“Kuntur Wasi”, in which CAAP holds 50% of the shares) received notification from the ICSID Arbitral Court of the award (ICSID Case No. ARB/18/27) regarding the arbitration procedure on the case Sociedad Aeroportuaria Kuntur Wasi S.A. and Corporación América S.A. v. Republic of Peru, related to the unilateral decision of the Government of Peru to terminate the concession agreement for the new Chinchero International Airport. The Tribunal decided, among other things that “Peru breached the Concession Contract by terminating it without a well- founded reason of public interest". Furthermore, “the Tribunal orders that damages in the amount of US$91,205,056 (including interest to 28 February 2024) should be paid to Kuntur Wasi, together with any additional interest that has accrued at the rate established in this award to the date of payment; compounded annually”. The Company will provide any further updates on the matter as appropriate.

For further information on subsequent events, please refer to Note 20 of the Company’s Financial Statements, filed with the SEC.

Hyperinflation Accounting in Argentina

Following the categorization of Argentina as a country with a three-year cumulative inflation rate greater than 100%, the country is considered highly inflationary in accordance with IFRS. Consequently, starting July 1, 2018, the Company reports results of its Argentinean subsidiaries applying IFRS rule IAS 29. IAS 29 requires that results of operations in hyperinflationary economies are reported as if these economies were highly inflationary as of January 1, 2018, and thus year-to-date results should be restated adjusting for the change in general purchasing power of the local currency, using official indices, before converting the local amounts at the closing rate of the period (i.e. December 31, 2019 closing rate for 2019 results). For comparison purposes, the impact of adopting IAS 29 in Aeropuertos Argentina 2000 (“AA2000”), the Company’s largest subsidiary in Argentina, which accounted for over 95% of passenger traffic, revenues and Adjusted EBITDA, respectively, of the Argentina segment in 1Q24, is presented separately in each of the applicable sections of this earnings release, in a column denominated “IAS 29”.

Non-Financial Disclosure

With the assistance of an external advisor and under guidance of the Board of Directors, the Company is preparing its ESG policy and gearing up to make the necessary disclosure under the Corporate Sustainability Reporting Directive in a timely manner.

1Q24 EARNINGS CONFERENCE CALL

When:	10:00 a.m. Eastern Time, May 23, 2024
Who:	Mr. Martín Eurnekian, Chief Executive Officer
Mr. Jorge Arruda, Chief Financial Officer
Mr. Patricio Iñaki Esnaola, Head of Investor Relations
Dial-in:	1-800-549-8228 (North America, Toll Free); 1-289-819-1520 (Other locations); Conference ID: 97449
Webcast:	CAAP 1Q24 Earnings Conference Call
Replay:	1-877-674-7070 (North America, Toll Free); 1-416-764-8692 (Other locations); Playback Passcode: 97449 #

Use of Non-IFRS Financial Measures

This announcement includes certain references to Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EBITDA excluding Construction Service and Adjusted EBITDA Margin excluding Construction service, as well as Net Debt:

Adjusted EBITDA is defined as income for the period before financial income, financial loss, income tax expense, depreciation and amortization.

Adjusted EBITDA Margin is calculated by dividing Adjusted EBITDA by total revenues.

Adjusted EBITDA excluding Construction Service (“Adjusted EBITDA ex-IFRIC”) is defined as income for the period before construction services revenue and cost, financial income, financial loss, income tax expense, depreciation and amortization.

Adjusted EBITDA Margin excluding Construction Service (“Adjusted EBITDA Margin ex-IFRIC12”) excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession and is calculated by dividing Adjusted EBITDA excluding Construction Service revenue and cost, by total revenues less Construction service revenue.

Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EBITDA excluding Construction Service and Adjusted EBITDA Margin excluding Construction Service are not measures recognized under IFRS and should not be considered as an alternative to, or more meaningful than, consolidated net income for the year as determined in accordance with IFRS or as indicators of our operating performance from continuing operations. Accordingly, readers are cautioned not to place undue reliance on this information and should note that these measures as calculated by the Company, may differ materially from similarly titled measures reported by other companies. We believe that the presentation of Adjusted EBITDA and Adjusted EBITDA excluding Construction Service enhances an investor’s understanding of our performance and are useful for investors to assess our operating performance by excluding certain items that we believe are not representative of our core business. In addition, Adjusted EBITDA and Adjusted EBITDA excluding Construction Service are useful because they allow us to more effectively evaluate our operating performance and compare the results of our operations from period to period without regard to our financing methods, capital structure or income taxes and construction services (when applicable).

Net debt is calculated by deducting “Cash and cash equivalents” from total financial debt.

Figures ex-IAS 29 result from dividing nominal Argentine pesos for the Argentine Segment, by the average foreign exchange rate of the Argentine Peso against the US dollar in the period. Percentage variations ex-IAS 29 figures compare results as presented in the prior year quarter before IAS 29 came into effect, against ex-IAS 29 results for this quarter as described above. For comparison purposes, the impact of adopting IAS 29 in Aeropuertos Argentina 2000, the Company’s largest subsidiary in Argentina, is presented separately in each of the applicable sections of this earnings release, in a column denominated “IAS 29”. The impact from “Hyperinflation Accounting in Argentina” is described in more detail page 21 of this report.

Definitions and Concepts

Commercial Revenues: CAAP derives commercial revenue principally from fees resulting from warehouse usage (which includes cargo storage, stowage and warehouse services and related international cargo services), services and retail stores, duty free shops, car parking facilities, catering, hangar services, food and beverage services, retail stores, including royalties collected from retailers’ revenue, and rent of space, advertising, fuel, airport counters, VIP lounges and fees collected from other miscellaneous sources, such as telecommunications, car rentals and passenger services.

Construction Service revenue and cost: Investments related to improvements and upgrades to be performed in connection with concession agreements are treated under the intangible asset model established by IFRIC 12. As a result, all expenditures associated with investments required by the concession agreements are treated as revenue generating activities given that they ultimately provide future benefits, and subsequent improvements and upgrades made to the concession are recognized as intangible assets based on the principles of IFRIC 12. The revenue and expense are recognized as profit or loss when the expenditures are performed. The cost for such additions and improvements to concession assets is based on actual costs incurred by CAAP in the execution of the additions or improvements, considering the investment requirements in the concession agreements. Through bidding processes, the Company contracts third parties to carry out such construction or improvement services. The amount of revenues for these services is equal to the amount of costs incurred plus a reasonable margin, which is estimated at an average of 3.0% to 5.0%.

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. The Company is a leading private airport operator in the world, currently operating 52 airports in 6 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Ecuador, Armenia and Italy). In 2023, Corporación América Airports served 81.1 million passengers, 23.7% above the 65.6 million passengers served in 2022 and 3.6% below the 84.2 million served in 2019. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com

Forward Looking Statements

Statements relating to our future plans, projections, events or prospects are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “believes,” “continue,” “could,” “potential,” “remain,” “will,” “would” or similar expressions and the negatives of those terms. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to: the Covid-19 impact, delays or unexpected casualties related to construction under our investment plan and master plans, our ability to generate or obtain the requisite capital to fully develop and operate our airports, general economic, political, demographic and business conditions in the geographic markets we serve, decreases in passenger traffic, changes in the fees we may charge under our concession agreements, inflation, depreciation and devaluation of the AR$, EUR, BRL, UYU or the AMD against the U.S. dollar, the early termination, revocation or failure to renew or extend any of our concession agreements, the right of the Argentine Government to buy out the AA2000 Concession Agreement, changes in our investment commitments or our ability to meet our obligations thereunder, existing and future governmental regulations, natural disaster-related losses which may not be fully insurable, terrorism in the international markets we serve, epidemics, pandemics and other public health crises and changes in interest rates or foreign exchange rates. The Company encourages you to review the ‘Cautionary Statement’ and the ‘Risk Factor’ sections of our annual report on Form 20-F for the year ended December 31, 2019 and any of CAAP’s other applicable filings with the Securities and Exchange Commission for additional information concerning factors that could cause those differences.

Investor Relations Contact

Patricio Iñaki Esnaola

Email: patricio.esnaola@caairports.com
Phone: +5411 4899-6716

-- Operational & Financial Tables Follow –

Operating Statistics by Segment: Traffic, Cargo and Aircraft Movement

	1Q24	1Q23	% Var.
Argentina
Domestic Passengers (in millions)	7.0	7.0	0.3%
International Passengers (in millions)	3.5	3.0	15.7%
Transit passengers (in millions)	0.4	0.3	16.2%
Total passengers (in millions)	10.8	10.3	5.3%
Cargo volume (in thousands of tons)	44.2	43.6	1.4%
Aircraft movements (in thousands)	114.0	110.4	3.3%
Italy
Domestic Passengers (in millions)	0.3	0.3	4.1%
International Passengers (in millions)	1.1	1.0	17.3%
Transit passengers (in millions)	n.m.	n.m.	n.m.
Total passengers (in millions)	1.5	1.3	13.9%
Cargo volume (in thousands of tons)	3.1	3.4	-7.3%
Aircraft movements (in thousands)	13.7	12.5	9.4%
Brazil
Domestic Passengers (in millions)	2.3	2.6	-11.0%
International Passengers (in millions)	0.2	0.1	38.7%
Transit passengers (in millions)	1.4	1.5	-7.3%
Total passengers (in millions)	3.9	4.2	-8.1%
Cargo volume (in thousands of tons)	15.4	16.0	-4.0%
Aircraft movements (in thousands)	35.6	38.7	-8.0%
Uruguay
Domestic Passengers (in millions)	n.m.	n.m.	n.m.
International Passengers (in millions)	0.6	0.5	26.0%
Transit passengers (in millions)	n.m.	n.m.	n.m.
Total passengers (in millions)	0.6	0.5	28.7%
Cargo volume (in thousands of tons)	6.9	7.0	-1.3%
Aircraft movements (in thousands)	9.7	9.2	5.9%
Ecuador(1)
Domestic Passengers (in millions)	0.6	0.6	-6.7%
International Passengers (in millions)	0.5	0.5	1.3%
Transit passengers (in millions)	0.0	0.0	11.6%
Total passengers (in millions)	1.1	1.1	-2.8%
Cargo volume (in thousands of tons)	9.3	7.9	17.4%
Aircraft movements (in thousands)	19.0	19.7	-3.4%
Armenia
Domestic Passengers (in millions)	n.m.	n.m.	n.m.
International Passengers (in millions)	1.0	1.0	-0.2%
Transit passengers (in millions)	n.m.	n.m.	n.m.
Total passengers (in millions)	1.0	1.0	-0.2%
Cargo volume (in thousands of tons)	9.0	7.2	24.3%

	1Q24	1Q23	% Var.
Aircraft movements (in thousands)	8.1	9.4	-14.1%
1)	ECOGAL’s operational data included in this table, although its results of operations are not consolidated.

Foreign Exchange Rate

Country	1Q24	1Q23	1Q24	1Q23	4Q23	4Q22	4Q23	4Q22
	Avg	Avg	EoP	EoP	Avg	Avg	EoP	EoP
Argentine Peso	833.2	192.2	858.0	209.0	444.1	162.4	808.5	177.2
Euro	1.1	1.1	1.1	1.1	1.1	1.0	1.1	1.1
Brazilian Real	5.0	5.2	5.0	5.1	5.0	5.3	4.8	5.2
Uruguayan Peso	38.9	39.2	37.6	38.6	39.5	40.8	39.0	40.1

Amounts provided by units of local currency per US dollar

Aeronautical Breakdown (in US$ million)

	1Q24 as reported	1Q23 as reported	% Var as reported	IAS 29	1Q24 ex IAS 29	1Q23 ex IAS 29	% Var ex IAS 29
Aeronautical Revenue	221.5	185.6	19.4%	12.8	208.7	187.4	11.4%
Passenger use fees	187.7	157.1	19.5%	11.4	176.4	158.7	11.1%
Aircraft fees	32.5	27.4	18.3%	1.5	31.0	27.6	12.1%
Other	1.3	1.0	31.5%	-	1.3	1.0	31.5%

Commercial Revenue Breakdown (in US$ million)

	1Q24 as reported	1Q23 as reported	% Var as reported	IAS 29	1Q24 ex IAS 29	1Q23 ex IAS 29	% Var ex IAS 29
Commercial revenue	168.4	160.3	5.1%	7.8	160.6	161.0	-0.2%
Warehouse use fees	50.7	47.8	6.1%	4.0	46.8	48.7	-3.9%
Duty free shops	18.4	20.0	-8.1%	0.9	17.5	20.2	-13.5%
Rental of space (including hangars)	11.0	8.9	23.0%	0.6	10.4	8.9	15.8%
Parking facilities	8.7	9.2	-5.1%	0.4	8.4	9.3	-10.0%
Fuel	26.0	29.4	-11.6%	0.2	25.8	29.4	-12.4%
Food and beverage services	6.7	6.3	6.1%	0.3	6.4	6.3	1.8%
Advertising	7.6	5.2	45.8%	0.7	6.9	4.8	42.8%
Services and retail stores	3.8	3.6	6.2%	0.1	3.7	3.6	3.2%
Catering	3.0	2.2	37.4%	0.2	2.8	2.2	26.0%
VIP lounges	13.4	8.8	52.5%	0.5	12.9	8.5	52.2%
Walkway services	2.1	1.8	15.5%	0.1	2.0	1.8	7.0%
Other	16.9	17.0	-0.7%	-0.2	17.1	17.1	0.0%

Total Expenses Breakdown (in US$ million)

	1Q24 as reported	1Q23 as reported	% Var as reported	IAS 29	1Q24 ex IAS 29	1Q23 ex IAS 29	% Var ex IAS 29
Cost of services	267.5	246.1	8.7%	26.9	240.6	232.8	3.3%
SG&A	44.2	38.4	15.0%	1.8	42.3	38.7	9.5%
Financial loss	-155.8	49.8	-413.0%	-257.8	101.9	182.6	-44.2%
Inflation adjustment	13.6	3.1	338.0%	16.4	-2.8	-0.5	452.1%
Other expenses	2.7	0.8	235.6%	0.2	2.4	0.8	195.5%
Income tax expense	112.9	37.2	203.1%	167.4	-54.5	-31.6	72.4%
Total expenses	285.0	375.4	-24.1%	-45.1	330.0	422.8	-21.9%

Cost of Services (in US$ million)

	1Q24 as reported	1Q23 as reported	% Var as reported	IAS 29	1Q24 ex IAS 29	1Q23 ex IAS 29	% Var ex IAS 29
Cost of Services	267.5	246.1	8.7%	26.9	240.6	232.8	3.3%
Salaries and social security contributions	60.3	53.1	13.5%	2.9	57.4	53.7	6.8%
Concession fees	52.4	45.9	14.2%	3.0	49.4	46.4	6.4%
Construction service cost	40.6	33.1	22.7%	0.1	40.4	35.1	15.1%
Maintenance expenses	30.8	29.5	4.5%	1.1	29.7	29.8	-0.2%
Amortization and depreciation	37.6	37.0	1.6%	19.0	18.6	20.1	-7.3%
Services and fees	15.5	14.1	9.6%	0.4	15.1	14.2	6.2%
Cost of fuel	20.7	24.1	-13.9%	-	20.7	24.1	-13.9%
Taxes	1.3	1.2	7.6%	0.1	1.2	1.2	-3.0%
Office expenses	3.9	3.3	18.4%	0.3	3.6	3.3	8.4%
Provision for maintenance cost	0.9	0.8	3.6%	-	0.9	0.8	3.6%
Others	3.5	4.0	-11.9%	0.0	3.5	4.0	-12.3%

Selling, General and Administrative Expenses (in US$ million)

	1Q24 as reported	1Q23 as reported	% Var as reported	IAS 29	1Q24 ex IAS 29	1Q23 ex IAS 29	% Var ex IAS 29
SG&A	44.2	38.4	15.0%	1.8	42.3	38.7	9.5%
Taxes	14.5	12.5	15.8%	1.1	13.3	12.7	4.9%
Salaries and social security contributions	10.3	8.9	16.0%	0.3	10.0	9.0	11.1%
Services and fees	10.4	9.3	11.6%	0.1	10.3	9.3	10.6%
Office expenses	1.4	1.5	-4.3%	0.1	1.3	1.5	-10.9%
Amortization and depreciation	1.7	1.6	7.2%	0.2	1.6	1.5	3.7%
Maintenance expenses	0.5	0.5	3.9%	0.0	0.5	0.5	0.4%
Advertising	0.6	0.5	28.7%	0.0	0.6	0.5	25.9%
Insurances	0.8	0.7	24.5%	0.0	0.8	0.7	23.0%
Bad debts recovery	-0.9	-0.8	9.5%	0.0	-0.9	-0.8	8.2%
Bad debts	2.1	1.5	39.6%	0.0	2.1	1.5	37.2%
Others	2.6	2.2	16.7%	0.0	2.6	2.2	16.7%

Expenses by Segment (in US$ million)

Country	1Q24 as reported	1Q23 as reported	% Var as reported	IAS 29	1Q24 ex IAS 29	1Q23 ex IAS 29	% Var ex IAS 29
Argentina	178.1	159.9	11.3%	29.0	149.1	146.9	1.5%
Italy	21.7	22.0	-1.5%	-	21.7	22.0	-1.5%
Brazil	22.1	19.7	12.1%	-	22.1	19.7	12.1%
Uruguay	30.8	23.6	30.1%	-	30.8	23.6	30.1%
Armenia	34.8	37.1	-6.2%	-	34.8	37.1	-6.2%
Ecuador	20.1	17.7	13.5%	-	20.1	17.7	13.5%
Unallocated	6.9	5.3	30.3%	-	6.9	5.3	30.3%
Total consolidated expenses (1) (2)	314.3	285.3	10.2%	29.0	285.3	272.3	4.8%
(1)	Excludes income tax and financial loss.
(2)	We account for the results of operations of ECOGAL using the equity method.

% Ownership by Concession
Aeropuertos Argentina 2000	Argentina	82.7%
Neuquén	Argentina	75.5%
Bahía Blanca	Argentina	82.6%
Toscana Aeroporti (Florence and Pisa airports)	Italy	46.7%
ICAB (Brasilia Airport)	Brazil	51.0%
Puerta del Sur (Carrasco Airport)	Uruguay	100.0%
CAISA (Punta del Este Airport)	Uruguay	100.0%
AIA (Armenian airports)	Armenia	100.0%
TAGSA (Guayaquil Airport)	Ecuador	50.0%
ECOGAL (Galápagos Airport)	Ecuador	99.9%

Selected Income Statement Data (in US$ million)

	1Q24	1Q23	% Var.
Argentina
Total Revenue	255.0	223.5	14.1%
Total Revenue Excluding IFRIC12(1)	221.6	194.8	13.7%
Operating Income	82.7	68.4	21.0%
Net Income	174.8	37.6	365.2%
Adjusted Segment EBITDA	103.7	89.8	15.6%
Adjusted Segment EBITDA Mg	40.7%	40.2%	52
Adjusted EBITDA Margin excluding IFRIC	46.8%	46.1%	72
Italy
Total Revenue	22.6	20.9	8.3%
Total Revenue Excluding IFRIC12(1)	21.4	19.9	7.9%
Operating Income	1.0	-0.9	-215.2%
Net Income	-0.8	-1.9	-58.0%
Adjusted Segment EBITDA	3.7	1.7	113.1%
Adjusted Segment EBITDA Mg	16.4%	8.4%	809
Adjusted EBITDA Margin excluding IFRIC	14.2%	6.7%	747
Brazil
Total Revenue	28.8	24.7	16.9%
Operating Income	6.8	5.1	34.3%
Net Income	-20.9	-32.0	-34.6%
Adjusted segment EBITDA	9.9	8.0	23.6%
Adjusted Segment EBITDA Mg	34.2%	32.4%	185
Uruguay
Total Revenue	50.7	38.0	33.4%
Total Revenue Excluding IFRIC12(1)	44.7	34.9	28.1%
Operating Income	19.1	13.8	38.9%
Net Income	18.8	13.2	42.5%
Adjusted Segment EBITDA	21.9	16.1	36.3%
Adjusted Segment EBITDA Mg	43.3%	42.4%	94
Adjusted EBITDA Margin excluding IFRIC	49.1%	46.2%	296

	1Q24	1Q23	% Var.
Ecuador
Total Revenue	26.7	24.5	9.0%
Total Revenue Excluding IFRIC12(1)	26.7	24.5	9.0%
Operating Income	5.8	6.0	-4.4%
Net Income	5.1	5.4	-5.2%
Adjusted Segment EBITDA	7.5	7.7	-1.8%
Adjusted Segment EBITDA Mg	28.2%	31.3%	-312
Adjusted EBITDA Margin excluding IFRIC	28.2%	31.3%	-312
Armenia
Total Revenue	48.5	50.3	-3.7%
Total Revenue Excluding IFRIC12(1)	48.1	49.7	-3.2%
Operating Income	13.9	12.3	12.8%
Net Income	9.3	9.2	1.6%
Adjusted Segment EBITDA	18.8	17.1	9.9%
Adjusted Segment EBITDA Mg	38.9%	34.0%	482
Adjusted EBITDA Margin excluding IFRIC	39.1%	34.4%	470
Unallocated
Total revenue	0.7	0.2	335.6%
Operating Income	-4.6	-2.7	65.7%
Net Income	-13.7	-7.4	85.7%
Adjusted segment EBITDA	-1.7	0.2	-858.0%
Adjusted Segment EBITDA Mg	N/A	N/A	N/A

1 Excludes Construction Service revenue.

2 Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession.

3 Starting in 3Q18, reported numbers are presented applying Hyperinflation accounting for our Argentinean subsidiaries, in accordance with IAS 29, as explained above. Please refer to Review of Segments – Argentina to see the effect of this rule in our Argentinean subsidiaries.

Operating Statistics by Airport: Traffic, Cargo and Aircraft Movements (2024 vs. 2023)

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo Volume (in tons)			Aircraft Movements
	1Q24	1Q23	% Var.	1Q24	1Q23	% Var.	1Q24	1Q23	% Var.	1Q24	1Q23	% Var.	1Q24	1Q23	% Var.	1Q24	1Q23	% Var.
Argentina
Aeroparque	2,656	2,646	0.4%	845	771	9.6%	277	226	22.7%	3,778	3,643	3.7%	209	322	-35.2%	31,188	30,039	3.8%
Bariloche	596	574	3.9%	14	13	9.9%	4	2	139.5%	615	589	4.4%	-	-	-	4,590	4,610	-0.4%
Catamarca	17	15	14.7%	-	-	-	2	1	65.5%	19	16	18.4%	14	15	-8.1%	591	580	1.9%
C. Rivadavia	125	120	4.0%	-	0	-	3	2	31.2%	128	122	4.4%	130	77	68.8%	1,679	1,573	6.7%
Córdoba	576	509	13.1%	164	128	27.7%	0	6	-	739	643	15.0%	161	269	-40.1%	6,713	6,455	4.0%
El Palomar	-	0	-	-	-	-	-	-	-	-	0	-	-	-	-	1,086	866	25.4%
Esquel	25	24	3.4%	-	0	-	0	0	-	25	24	3.3%	-	-	-	868	323	168.7%
Ezeiza	714	733	-2.6%	2,279	1,946	17.1%	66	68	-2.5%	3,059	2,746	11.4%	42,857	41,915	2.2%	19,834	17,990	10.3%
Formosa	31	24	28.9%	-	0	-	-	-	-	31	24	28.9%	13	6	106.5%	383	370	3.5%
General Pico	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	288	167	72.5%
Iguazú	344	352	-2.1%	0	0	-	0	0	-	345	352	-2.2%	-	-	-	2,607	2,690	-3.1%
Jujuy	144	145	-0.7%	-	0	-	2	1	14.3%	145	146	-0.6%	98	29	237.6%	1,228	1,316	-6.7%
La Rioja	18	17	8.4%	-	-	-	2	1	60.3%	21	19	12.5%	20	12	62.7%	426	488	-12.7%
Malargüe	-	0	-	-	-	-	-	0	-	-	0	-	-	-	-	239	205	16.6%
Mar del Plata	121	105	15.1%	-	0	-	2	2	6.6%	123	107	14.8%	22	0	-	2,558	2,420	5.7%
Mendoza	412	407	1.3%	136	116	18.0%	11	5	133.2%	559	527	6.1%	105	128	-17.7%	5,179	5,033	2.9%
Paraná	12	9	33.2%	-	-	-	-	0	-	12	9	33.0%	-	-	-	772	806	-4.2%
Posadas	83	98	-15.9%	-	0	-	-	-	-	83	98	-15.9%	26	21	19.9%	937	1,125	-16.7%
Pto Madryn	27	49	-43.9%	-	-	-	-	0	-	27	49	-44.2%	3	9	-69.9%	228	411	-44.5%
Reconquista	1	0	-	-	-	-	-	-	-	1	0	-	-	-	-	588	665	-11.6%
Resistencia	55	45	22.5%	-	0	-	3	1	143.7%	58	46	26.0%	40	40	0.1%	954	754	26.5%
Río Cuarto	6	6	-1.6%	-	-	-	-	0	-	6	6	-1.6%	2	1	-	155	199	-22.1%
Río Gallegos	53	56	-6.2%	0	0	-	1	2	-34.8%	54	59	-7.3%	59	72	-17.8%	1,018	1,181	-13.8%
Río Grande	45	36	25.9%	-	0	-	-	0	-	45	36	24.7%	188	31	507.7%	692	572	21.0%
Salta	295	330	-10.6%	12	3	323.3%	0	1	-	307	334	-8.1%	50	79	-36.2%	4,077	3,793	7.5%

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo Volume (in tons)			Aircraft Movements
	1Q24	1Q23	% Var.	1Q24	1Q23	% Var.	1Q24	1Q23	% Var.	1Q24	1Q23	% Var.	1Q24	1Q23	% Var.	1Q24	1Q23	% Var.
San Fernando	1	4	-	-	7	-	-	-	-	1	11	-	-	-	-	13,299	15,298	-13.1%
San Juan	44	42	4.1%	-	0	-	-	-	-	44	42	4.0%	-	-	-	606	619	-2.1%
San Luis	18	15	16.1%	-	0	-	-	-	-	18	15	16.0%	91	81	12.1%	399	720	-44.6%
San Rafael	15	5	186.5%	-	-	-	-	-	-	15	5	186.5%	-	-	-	2,678	496	439.9%
Santa Rosa	11	13	-12.3%	-	-	-	0	0	-	11	13	-12.4%	-	-	-	630	877	-28.2%
Santiago del Estero	53	55	-4.5%	-	0	-	-	0	-	53	55	-4.9%	24	18	30.2%	1,148	988	16.2%
Tucumán	178	205	-13.0%	-	0	-	0	0	-	178	205	-13.1%	1	340	-	1,708	1,976	-13.6%
Viedma	8	10	-21.1%	-	-	-	1	1	9.5%	9	11	-18.0%	-	-	-	220	303	-27.4%
Villa Mercedes	-	0	-	-	-	-	-	-	-	-	0	-	-	-	-	514	366	40.4%
Termas de Río Hondo	2	6	-56.9%	-	0	-	0	0	-	2	6	-56.0%	5	-	-	60	147	-59.2%
Bahía Blanca	57	57	-0.7%	-	-	-	4	4	-13.9%	61	62	-1.7%	31	63	-51.8%	1,019	972	4.8%
Neuquén	237	244	-3.0%	0	0	-	4	4	-7.0%	240	248	-3.1%	87	93	-7.0%	2,856	2,962	-3.6%
Total Argentina	6,978	6,956	0.3%	3,450	2,983	15.7%	383	330	16.2%	10,812	10,269	5.3%	44,234	43,621	1.4%	114,015	110,355	3.3%

Italy
Pisa	247	285	-13.2%	606	533	13.7%	1	1	-	854	818	4.3%	3,097	3,318	-6.7%	6,397	6,450	-0.8%
Florence	95	44	116.3%	528	434	21.7%	-	-	-	623	478	30.4%	19	44	-57.4%	7,298	6,070	20.2%
Total Italy	342	329	4.1%	1,134	967	17.3%	1	1	-	1,477	1,296	13.9%	3,115	3,362	-7.3%	13,695	12,520	9.4%

Brazil
Natal(1)	350	631	-44.5%	16	19	-15.1%	2	4	-55.0%	368	654	-43.7%	898	1,964	-54.3%	3,076	4,963	-38.0%
Brasilia	1,988	1,996	-0.4%	170	115	47.8%	1,378	1,485	-7.2%	3,536	3,596	-1.6%	14,509	14,083	3.0%	32,531	33,747	-3.6%
Total Brazil	2,338	2,627	-11.0%	187	134	38.7%	1,380	1,489	-7.3%	3,905	4,250	-8.1%	15,407	16,047	-4.0%	35,607	38,710	-8.0%

Uruguay
Carrasco	0	1	-	559	439	27.4%	15	1	-	574	440	30.4%	6,893	6,981	-1.3%	5,608	4,866	15.2%
Punta del Este	0	0	-	65	56	15.5%	-	-	-	65	56	15.4%	-	-	-	4,112	4,315	-4.7%

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo Volume (in tons)			Aircraft Movements
	1Q24	1Q23	% Var.	1Q24	1Q23	% Var.	1Q24	1Q23	% Var.	1Q24	1Q23	% Var.	1Q24	1Q23	% Var.	1Q24	1Q23	% Var.
Total Uruguay	0	1	-	623	495	26.0%	15	1	-	639	497	28.7%	6,893	6,981	-1.3%	9,720	9,181	5.9%

Ecuador
Guayaquil	435	474	-8.2%	519	512	1.3%	19	17	11.6%	973	1,004	-3.0%	7,907	6,647	19.0%	17,427	17,972	-3.0%
Galápagos	136	138	-1.4%	-	-	-	-	-	-	136	138	-1.4%	1,387	1,268	9.4%	1,560	1,680	-7.1%
Total Ecuador	571	612	-6.7%	519	512	1.3%	19	17	11.6%	1,110	1,142	-2.8%	9,294	7,915	17.4%	18,987	19,652	-3.4%

Armenia
Zvartnots	-	-	-	1,022	1,027	-0.5%	-	-	-	1,022	1,027	-0.5%	8,999	7,239	24.3%	7,943	9,302	-14.6%
Shirak	-	-	-	21	19	13.1%	-	-	-	21	19	13.1%	-	-	-	146	114	28.1%
Total Armenia	-	-	-	1,043	1,045	-0.2%	-	-	-	1,043	1,045	-0.2%	8,999	7,239	24.3%	8,089	9,416	-14.1%
Total CAAP	10,230	10,525	-3%	6,956	6,137	13%	1,798	1,837	-2%	18,984	18,498	3%	87,943	85,165	3%	200,113	199,834	0%

(1)	Following the friendly termination process concluded in February 2024, CAAP no longer operates Natal airport. Statistics for Natal are available up to February 18, 2024.

Income Statement (in US$ thousands)

	1Q24	1Q23	% Var.
Continuing operations
Revenue	433,047	382,058	13.3%
Cost of services	-267,482	-246,092	8.7%
Gross profit	165,565	135,966	21.8%
Selling, general and administrative expenses	-44,158	-38,406	15.0%
Impairment loss of non-financial assets	-	-47	-
Other operating income	6,050	5,212	16.1%
Other operating expenses	-2,655	-744	256.9%
Operating income	124,802	101,981	22.4%
Share of loss in associates	-211	-2	10450.0%
Income before financial results and income tax	124,591	101,979	22.2%
Financial income	18,711	12,243	52.8%
Financial loss	155,834	-49,787	-413.0%
Inflation adjustment	-13,586	-3,102	338.0%
Income before income tax	285,550	61,333	365.6%
Income tax	-112,904	-37,249	203.1%
Income for the period	172,646	24,084	616.8%
Attributable to:
Owners of the parent	152,670	31,685	381.8%
Non-controlling interest	19,976	-7,601	-362.8%

Balance Sheet (in US$ thousands)

	Mar 31, 2024	Dec 31, 2023
ASSETS
Non-current assets
Intangible assets, net	2,981,588	2,520,965
Property, plant and equipment, net	78,883	74,919
Right-of-use asset	11,417	10,493
Investments in associates	11,845	11,992
Other financial assets at fair value through profit or loss	2,391	5,979
Other financial assets at amortized cost	74,475	61,090
Derivative financial instruments	68	69
Deferred tax assets	54,780	62,712
Inventories	336	318
Other receivables	43,729	42,640
Trade receivables	679	889
Total non-current assets	3,260,191	2,792,066
Current assets
Inventories	14,411	16,148
Other financial assets at fair value through profit or loss	3,911	4,884
Other financial assets at amortized cost	71,311	83,142
Other receivables	64,621	145,549
Current tax assets	4,716	3,779
Trade receivables	135,668	126,560
Cash and cash equivalents	469,841	369,848
Total current assets	764,479	749,910
Total assets	4,024,670	3,541,976
EQUITY
Share capital	163,223	163,223
Share premium	183,430	183,430
Treasury shares	(4,322)	(4,322)
Free distributable reserve	378,910	378,910
Non-distributable reserve	1,358,028	1,358,028
Currency translation adjustment	(263,907)	(482,852)
Legal reserves	3,676	3,676
Other reserves	(1,313,632)	(1,313,888)
Retained earnings	591,445	438,775
Total attributable to owners of the parent	1,096,851	724,980
Non-controlling interests	143,875	78,929
Total equity	1,240,726	803,909
LIABILITIES
Non-current liabilities
Borrowings	1,062,888	1,133,549
Deferred tax liabilities	261,737	137,315
Other liabilities	775,466	768,364
Lease liabilities	9,446	10,294

	Mar 31, 2024	Dec 31, 2023
Trade payables	2,552	2,617
Total non-current liabilities	2,112,089	2,052,139
Current liabilities
Borrowings	227,838	199,688
Other liabilities	324,213	345,864
Lease liabilities	3,658	3,687
Current tax liabilities	18,488	23,921
Trade payables	97,658	112,768
Total current liabilities	671,855	685,928
Total liabilities	2,783,944	2,738,067
Total equity and liabilities	4,024,670	3,541,976

Statement of Cash Flow (in US$ thousands)

	Mar 31, 2024	Mar 31, 2023
Cash flows from operating activities
Income for the period from continuing operations	172,646	24,084
Adjustments for:
Amortization and depreciation	44,946	43,793
Deferred income tax	108,049	31,376
Current income tax	4,855	5,873
Share of loss in associates	211	2
Impairment loss of non-financial assets	-	47
Loss on disposals of property, plant and equipment	227	12
Low value, short term and variable lease payments	(255)	(1,162)
Share based compensation expenses	211	177
Interest expenses	27,099	28,708
Other financial results, net	(1,366)	(7,723)
Net foreign exchange	(212,173)	(13,327)
Other accruals	729	1,205
Inflation adjustment	5,208	344
Acquisition of intangible assets	(41,403)	(36,923)
Income tax paid	(9,605)	(8,903)
Income due to concession compensation (*)	90,609	-
Unpaid concession fees	23,303	26,361
Changes in liability for concessions	26,360	31,944
Changes in working capital	(75,109)	(65,610)
Net cash provided by operating activities	164,542	60,278
Cash flows from investing activities
Cash contribution in associates	(41)	-
Acquisition of other financial assets	(32,178)	(12,221)
Disposals of other financial assets	33,925	25,376
Acquisition of Property, plant and equipment	(2,303)	(2,585)
Acquisition of Intangible assets	(66)	(161)
Proceeds from sale of Property, plant and Equipment	8	5
Others	(586)	152
Net cash (used in) provided by investing activities	(1,241)	10,566
Cash flows from financing activities
Loans obtained	33,126	43,926
Guarantee deposits	1,130	(848)
Principal elements of lease payments	(1,118)	(1,000)
Loans repaid	(70,025)	(72,166)
Interest paid	(19,483)	(20,933)
Net cash used in financing activities	(56,370)	(51,021)
Increase in cash and cash equivalents from continuing operations	106,931	19,823
Movements in cash and cash equivalents
At the beginning of the period	369,848	385,265
Effect of exchange rate changes and inflation adjustment on cash and cash equivalents	(6,938)	(3,998)
Increase in cash and cash equivalents	106,931	19,823
At the end of the period	469,841	401,090